July 24, 2009

Timothy G. Rubritz
Vice President, Chief Financial Officer
Parkvale Financial Corp.
4220 William Penn Highway
Monroeville, Pennsylvania

Re: Parkvale Financial Corp.
   Form 10-K for June 30, 2007
   File Number 0-17411

Dear Mr. Rubritz:

     We have considered your response letter dated June 8, 2009, and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly Period Ended March 31, 2009
Notes to the Unaudited interim Consolidated Financial Statements
Investment securities, page 9

1.   We note your response to comment one in your letter dated June 8, 2009.

   a) We note that your trust preferred securities have significantly different actual deferral rates, credit ratings, and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each trust and based on the specific tranche in which you have invested. Consistent with the guidance in paragraphs 10 and 12 of FSP EITF 99-20-1 we believe you must look at the specific collateral underlying each individual security to develop the credit deferral/default assumptions for your estimated cash flows and that simply using the same "base case" credit default assumption based on the average long term performance of banks for all of your securities is not a reasonable methodology consistent with the guidance. Therefore, please revise your trust preferred security OTTI methodology to use the specific collateral underlying each security as the basis for your credit deferral/default assumptions.

   b) Please tell us why you believe using a flat 2% credit default assumption for each of the next five years is more appropriate than "shaping" your credit default assumptions by using a higher default percentage in earlier years and having it decline in the later years. Also, please tell us what effect "shaping" your credit default assumptions would have on your estimate of cash flows expected to be collected from the security determined in accordance with FSP FAS 115-2.

   c) Please tell us why you believe a 0% default assumption <u>after five years</u> is appropriate as compared to using a long term historical default rate for banks. Also, please tell us what effect using a long term historical default rate after year five would have on your estimate of cash flows expected to be collected from the security determined in accordance with FSP FAS 115-2.

   d) Please clarify for us if you use the same rate to discount cash flows for all periods in your analysis. If you use different rates for different periods, please provide us with the accounting guidance that supports this methodology.

   e) Please tell how you developed the discount rate used in your fair value measurement of your pooled trust preferred securities. Specifically breakdown the discount rate to each individual quantifiable amount including but not limited to: market yield, nonperformance risk, and liquidity risk.

       f)   Please tell us what discount rate you used in the OTTI analysis for the trust preferred securities that were not accruing income.

2.   We note your response to comment two in your response letter dated June 8, 2009. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 (which you will adopt in your next Form 10-Q) and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the information in the schedule included in your response. We also believe the following information should be disclosed and described as follows:

- Actual deferrals and defaults as a percentage of the original collateral,
- Expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults), and
- Excess subordination as a percentage of the remaining performing collateral.

Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

      Please direct any questions on accounting matters to William Schroeder at 202-551-3294, or to me at 202-551-3492.

                            Sincerely,

                            John P. Nolan
                            Senior Assistant Chief Accountant